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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Kintera, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
4972P5506
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Person Authorized to Receive Notices and Communications:

Mark S. Solomon, Esq.
Andrews Kurth LLP
1717 Main Street, Suite 3700
Dallas, Texas 75201
(214) 659-4400

CUSIP No.	49720P506	Page	2	of	14

1	NAMES OF REPORTING PERSONS: WS Capital, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		700,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		700,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	700,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	1.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC/OO

*	Based on 36,205,973 shares of common issued and outstanding, which represents (a) 31,705,793 shares issued and outstanding on October 31, 2005, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended on September 30, 2005 and (b) 4,500,000 shares issued in a transaction as reported on a Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 22, 2005.

CUSIP No.	49720P506	Page	3	of	14

1	NAMES OF REPORTING PERSONS: WS Capital Management, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		700,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		700,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	700,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	1.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA/PN

*	Based on 36,205,973 shares of common issued and outstanding, which represents (a) 31,705,793 shares issued and outstanding on October 31, 2005, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended on September 30, 2005 and (b) 4,500,000 shares issued in a transaction as reported on a Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 22, 2005.

CUSIP No.	49720P506	Page	4	of	14

1	NAMES OF REPORTING PERSONS: Reid S. Walker

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		700,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		700,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	700,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	1.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC/IN

*	Based on 36,205,973 shares of common issued and outstanding, which represents (a) 31,705,793 shares issued and outstanding on October 31, 2005, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended on September 30, 2005 and (b) 4,500,000 shares issued in a transaction as reported on a Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 22, 2005.

CUSIP No.	49720P506	Page	5	of	14

1	NAMES OF REPORTING PERSONS: G. Stacy Smith

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		700,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		700,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	700,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	1.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC/IN

*	Based on 36,205,973 shares of common issued and outstanding, which represents (a) 31,705,793 shares issued and outstanding on October 31, 2005, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended on September 30, 2005 and (b) 4,500,000 shares issued in a transaction as reported on a Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 22, 2005.

CUSIP No.	49720P506	Page	6	of	14

1	NAMES OF REPORTING PERSONS: BC Advisors, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		1,186,300

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,186,300

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,186,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	3.2%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC/CO

*	Based on 36,205,973 shares of common issued and outstanding, which represents (a) 31,705,793 shares issued and outstanding on October 31, 2005, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended on September 30, 2005 and (b) 4,500,000 shares issued in a transaction as reported on a Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 22, 2005.

CUSIP No.	49720P506	Page	7	of	14

1	NAMES OF REPORTING PERSONS: SRB Management, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		1,186,300

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,186,300

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,186,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	3.2%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA/PN

*	Based on 36,205,973 shares of common issued and outstanding, which represents (a) 31,705,793 shares issued and outstanding on October 31, 2005, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended on September 30, 2005 and (b) 4,500,000 shares issued in a transaction as reported on a Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 22, 2005.

CUSIP No.	49720P506	Page	8	of	14

1	NAMES OF REPORTING PERSONS: Steven R. Becker

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		1,186,300

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,186,300

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,186,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	3.2%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC/IN

*	Based on 36,205,973 shares of common issued and outstanding, which represents (a) 31,705,793 shares issued and outstanding on October 31, 2005, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended on September 30, 2005 and (b) 4,500,000 shares issued in a transaction as reported on a Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 22, 2005.

     This Schedule 13G relates to the common stock (“Common Stock”) of Kintera, Inc. acquired by WS Capital, L.L.C., a Texas limited liability company (“WS Capital”), for the account of (1) Walker Smith Capital, L.P., a Texas limited partnership (“WSC”), (2) Walker Smith Capital (Q.P.), L.P., a Texas limited partnership (“WSCQP”), (3) Walker Smith International Fund, Ltd., a British Virgin Islands exempted company (“WS International”), and (4) HHMI Investments, L.P., a Delaware limited partnership (“HHMI”), and (ii) BC Advisors, LLC, a Texas limited liability company (“BCA”), for the account of (1) SRB Greenway Capital, L.P., a Texas limited partnership (“SRBGC”), (2) SRB Greenway Capital (Q.P.), L.P., a Texas limited partnership (“SRBQP”), and (3) SRB Greenway Offshore Operating Fund, L.P., a Cayman Islands limited partnership (“SRB Offshore”). WS Capital is the general partner of WS Capital Management, L.P., a Texas limited partnership (“WSC Management”), which is the general partner of WSC and WSCQP and the investment manager for WS International and the investment manager for HHMI. BCA is the general partner of SRB Management, L.P., a Texas limited partnership (“SRB Management”), which is the general partner of SRBGC, SRBQP and SRB Offshore. Steven R. Becker is the sole principal of BCA. Pursuant to a letter agreement, Steven R. Becker may collaborate with Reid S. Walker and G. Stacy Smith on investment strategies from time to time. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the shares of Common Stock reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

Item 1(a)	Name of Issuer:

Kintera, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

9605 Scranton Road, Suite 200
San Diego, CA 92121

Item 2(a)	Names of Persons Filing:

See Item 1 of each cover page.

Item 2(b)	Address of Principal Business Offices:

300 Crescent Court, Suite 1111
Dallas, Texas 75201

Item 2(c)	Citizenship:

See Item 4 of each cover page.

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

49720P506

Item 3	Status of Persons Filing:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:
(a)	Reid S. Walker and G. Stacy Smith are the beneficial owners of 700,000 shares of Common Stock, which includes (i) 500,000 shares of Common Stock and (ii) warrants to purchase 200,000 shares of Common Stock beneficially owned by WS Capital and WSC Management beneficially owned for the accounts of WSC, WSCQP, WS International and HHMI.

WS Capital and WSC Management are the beneficial owners of (i) 500,000 shares of Common Stock and (ii) warrants for purchase 200,000 shares of Common Stock beneficially owned for the accounts of WSC, WSCQP, WS International and HHMI.

Steven R. Becker is the beneficial owner of 1,186,300 shares of Common Stock which includes (i) 986,300 shares of Common Stock and (ii) warrants to purchase 200,000 shares of Common Stock beneficially owned by BCA and SRB Management for the accounts of SRBGC, SRBQP and SRB Offshore.

BCA and SRB Management are the beneficial owners of 986,300 shares of Common Stock and currently exercisable warrants to purchase 200,000 shares of Common Stock beneficially owned for the accounts of SRBGC, SRBQP and SRB Offshore.
(b)	Percent of class:

See Item 11 of each cover page.
(c)	Number of shares as to which each person has:
(i)	sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)	shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii)	sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv)	shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5	Ownership of 5% or Less of a Class:

Not applicable.

Item 6	Ownership of More than 5% on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

WSC Management is an investment adviser registered with the State of Texas and, as such, has beneficial ownership of the securities held by its clients, WSC, WSCQP, WS International and HHMI. WS Capital is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are the sole principals of WS Capital, and therefore exercise investment discretion and control with respect to the shares of Common Stock owned by WSC Management’s clients.

SRB Management is an investment adviser registered with the State of Texas and, as such, has beneficial ownership of the securities held by its clients, SRBGC, SRBQP and SRB Offshore. BCA is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA, and therefore exercises investment discretion and control with respect to the shares of Common Stock owned by SRB Management’s clients.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2006

WS CAPITAL, L.L.C.
By:	/s/ Reid S. Walker
Reid S. Walker, Member

WS CAPITAL MANAGEMENT, L.P. By: WS Capital, L.L.C., its general partner
By:	/s/ Reid S. Walker
Reid S. Walker, Member

/s/ Reid S. Walker
REID S. WALKER

/s/ G. Stacy Smith
G. STACY SMITH

BC ADVISORS, LLC
By:	/s/ Steven R. Becker
Steven R. Becker, Member

SRB MANAGEMENT, L.P. By: BC Advisors, LLC, its general partner
By:	/s/ Steven R. Becker
Steven R. Becker, Member

/s/ Steven R. Becker
STEVEN R. BECKER

EXHIBITS

Exhibit 1	Joint Filing Agreement, dated February 14, 2006, entered into by and among WS Capital, L.L.C., WS Capital Management, L.P., Reid S. Walker, G. Stacy Smith, BC Advisors, LLC, SRB Management, L.P., and Steven R. Becker.